File No. 73-0232




                     SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.




                                FORM U-57/A

               NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS



                      Filed under section 33(a) of the
           Public Utility Holding Company Act of 1935, as amended





                               AltaLink, L.P.





                                     by



                             Trans-Elect, Inc.





                         1850 Centennial Park Drive
                                 Suite 480
                              Reston, VA 20191


The Form U-57 filed on behalf of AltaLink, L.P. on April 10, 2002 is hereby amended and restated in its entirety as follows:

         Trans-Elect, Inc., a Delaware corporation, hereby files with the Securities and Exchange Commission (the "Commission") pursuant to Section 33 of the Public Utility Holding Company Act of 1935 ("Act"), this Form U-57 for the purpose of notifying the Commission that AltaLink, L.P. ("AltaLink"), a limited partnership formed under the laws of Alberta, Canada, is a "foreign utility company" within the meaning of Section 33 of the Act.

         AltaLink does not derive and will not derive any part of its income, directly or indirectly, from the generation, transmission or distribution of electric energy for sale, or the distribution at retail of natural or manufactured gas for heat, light or power, within the United States. Neither AltaLink nor any of its subsidiary companies is or will be a public utility operating within the United States.

ITEM 1

Name and Business Address:

AltaLink, L.P.
11th Floor
800 - 5th Avenue SW
Calgary, Alberta T2P 3T6

Description of Facilities:

         The assets of AltaLink consist of more than 7,200 miles of high-voltage transmission lines and 260 substations with ratings from 69,000 to 500,000 volts, all located in the Province of Alberta, Canada, along with related land rights, control centers and other assets necessary or appropriate for the conduct of electric transmission operations.

Ownership:

         AltaLink holds 100 percent of the beneficial ownership of the foreign utility assets described above. AltaLink Management LTD, ("AltaLink Management"), an Alberta corporation, holds 100 percent of the legal ownership of those assets. Further, AltaLink Management controls AltaLink LP through its 0.1 percent general partner interest in AltaLink. TE-TAU, Inc., a Delaware corporation, owns 50 percent of the common stock of AltaLink Management. TE-TAU, Inc. is wholly owned by TEI Canada Corporation, Inc., a Delaware corporation, which in turn is wholly owned by Trans-Elect, Inc., a Michigan corporation. SNC-Lavalin Inc., a Canadian corporation, owns, indirectly through two wholly-owned subsidiaries, 942064 Alberta Ltd. and SNC-Lavalin Energy Alberta Ltd, each an Alberta corporation, the other 50 percent of common stock of AltaLink Management.

ITEM 2

         Michigan Electric Transmission Company, LLC is a domestic associate public utility company of AltaLink.

         The Commission is requested to mail copies of all correspondence relating to this Notification to:

                        Sharon Heaton
                        Trans-Elect, Inc.
                        1850 Centennial Park Drive
                        Suite 480
                        Reston, VA 20191

                        William C. Weeden
                        Skadden, Arps, Slate, Meagher & Flom LLP
                        1440 New York Ave. NW
                        Washington, D.C. 20005

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



         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned officer thereunto duly authorized.

                                      TRANS-ELECT, INC.



                          By:           /s/ H.B.W. Schroeder
                                      -------------------------------------
                          Name:       H.B.W. Schroeder
                          Title:      President and Chief Operating Officer


Date:       September 9, 2002